NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on May 14, 2018, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on April 30, 2018 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the reorganization agreement of Biglari Holdings Inc., which became effective after the close on April 30, 2018, shareholders are entitled to receive for a share of Biglari Holdings Inc. Common Stock: (i) one (1) share of Class B common stock of (New) Biglari Holdings Inc. and (ii) one-tenth (1/10th) of one share of Class A common stock of (New) Biglari Holdings Inc. This Form 25 is being filed solely in connection with the discontinuation of the trading on the NYSE of (Old) Biglari Holdings Inc. Common Stock and does not affect the continued listing on the NYSE of (New) Biglari Holdings Inc. Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on May 1, 2018.